Exhibit 5

April 17, 2013

Holders of Mission NewEnergy Limited Series Three Convertible Notes

Re: Agreement and Release among Noteholders

Dear Sirs:

As you know, SLW International, LLC has acted as non-fiduciary intermediary on behalf of the holders of the Series Three Convertible Notes (the “Notes”) with Mission NewEnergy Limited (the “Company”) concerning a potential sale of Mission’s 100,000 tpa biodiesel refinery and related assets in Malaysia (“M1 Asset Sale”) and the holders of the Notes are considering a proposal whereby a portion of the outstanding amount of the Notes would be redeemed by the Company in the event of the consummation of such M1 Asset Sale.

In this regard, each of the undersigned parties represents that it has (i) had full access to all information regarding the Company and its prospects, the Notes and the other parties that it has deemed relevant for purposes of evaluating this proposed transaction, (ii) been provided a reasonable opportunity to ask questions of and receive satisfactory answers from representatives of the Company or the other parties regarding the matters described herein, (iii) relied solely on its own independent investigations and knowledge in deciding to enter into this letter and the proposed transaction, and (iv) has not relied on any representations of another party, in connection with the transactions contemplated hereby.

Each of the undersigned noteholders a party hereto (each a “Releasing Party”) agrees and does hereby waive, release, and discharge the other parties, its members, affiliates, managers, employees, representatives, agents, successors and assignees (each a “Released Party”) from any and all claims, charges, causes of actions, rights, complaints, contracts, agreements, promises, and demands which they have or may have, of any kind or character, whether now known or unknown, accrued or unaccrued, including without limitation any claim for monies or rights of value to which such Releasing Party may be entitled in connection with or related to the transactions contemplated hereby or other actual and compensatory damages, exemplary or punitive damages, attorneys’ fees, and expenses or costs, and any form of declaratory or injunctive relief. In this regard, each Releasing Party hereby waives and releases all claims, whether contractual, at common law, or statutory, regardless of the nature of such claim and further agrees not to bring any lawsuit, charge, or claim against the other party or any Released Party in any court or before any government agency, arising from or relating to the matters set forth above.

Holders of Mission NewEnergy Limited Series Three Convertible Notes

April 17, 2013

Please evidence your agreement by executing and returning a counterpart of this letter to the undersigned.

Very truly yours,

SLW International, LLC, a Texas limited liability company

By:	/s/ Stephen L. Way
Name:	Stephen L. Way
Title:	Principal

Holders of Mission NewEnergy Limited Series Three Convertible Notes

April 17, 2013

AGREED and ACCEPTED as of the date set forth below.

Noble Haus Asia Ltd.

By:	/s/ Lip Chee Yeah
Name:	Lip Chee Yeah
Title:	Principal
April 18, 2013

Eastwood Trust

By:	/s/ Jonathan Hildebrand
Name:	Jonathan Hildebrand
Title:	Trustee
April 17, 2013

Westcliff Trust

By:	/s/ John Knox
Name:	John Knox
Title:	Trustee
April 17, 2013